

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

January 20, 2011

Daniel McCormick
Chief Executive Officer
Diamond Information Institute, Inc.
2300 W. Sahara Avenue, Suite 800
Las Vegas, Nevada 89102

> **Re: Diamond Information Institute, Inc.**
> **Forms 10-K and 10-K/A for Fiscal Year Ended December 31, 2009**
> **Filed April 15, 2010 and December 16, 2010, respectively**
> **Form 10-Q/A for the quarterly period ended June 30, 2010**
> **Filed December 16, 2010**
> **File No. 333-149978**

Dear Mr. McCormick:

We have reviewed your supplemental response letter dated December 6, 2010 and have the following comment.

Forms 10-Q for the quarterly periods ended June 30, 2010 and September 30, 2010

1.   We read your prior response letter dated December 6, 2010, which was filed on EDGAR on December 16, 2010. We await the filing of your <u>reviewed</u> Forms 10-Q for the quarterly periods ended June 30, 2010 and September 30, 2010. Please file them as soon as possible. Further, please revise your certifications in these periodic reports to remove the titles of your chief financial and executive officers in the introductory line of the exhibits.

As appropriate, please amend the June 30, 2010 Form 10-Q as well as filing the September 30, 2010 Form 10-Q and respond to this comment within 10 business days or tell us when you will provide us with a response. You may wish to provide us with marked copies of the amendments to expedite our review. Please furnish a cover letter with your amendments that keys your responses to our comment and provides any requested information. Detailed cover letters greatly facilitate our review.

Please submit your cover letter over EDGAR. Please understand that we may have additional comments after reviewing your amendments and response to our comment.

Daniel McCormick
Diamond Information Institute, Inc.
January 20, 2011
Page 2

You may contact Robert Babula, Staff Accountant, at 202-551-3339 if you have questions regarding these comments on the financial statements and related matters. Please contact me at 202-551-3377 with any other questions.

Sincerely,

Andrew Mew
Accounting Branch Chief